"Exemption No. 82-1357"

Continental

Press Release

Following a positive first-half 2007, Continental AG is well-armed to tackle the tasks ahead

International automotive supplier posts significant increases in sales and EBIT for the first six months; outlook remains unchanged: better than the previous year

Hanover, August 1, 2007. Following a positive first-half performance, Continental AG, Hanover, has its goals for 2007 firmly in sight and feels well-armed to tackle the tasks ahead. For the first six months of 2007, the international automotive supplier recorded two-digit increases in sales and EBIT compared with the same period last year. "This strong half-year performance gives us a rock-solid basis for yet another peak year. And, at the same time, the figures for the divisions prove that our strategic direction as a broad-based automotive supplier is successful and absolutely correct", said Executive Board chairman, Manfred Wennemer, on Wednesday in Hanover, with the company's acquisition of Siemens VDO in mind that was announced the week before: "Both tire divisions, as well as ContiTech, have again demonstrated how valuable they are to the company. So, we've got every reason to look with optimism, not only to the second half of the year, but also beyond that as well."

Consolidated sales for the first six months of 2007 rose by 10.8% compared with the same period of the previous year to €8,013.9 million (previous year: €7,230.9 million). The Motorola automotive electronics business contributed €558.7 million to sales. Before changes in the scope of consolidation and exchange rate effects, consolidated sales were up 6.3%.

	Sales		EBIT ( ) = Return on sales	
	Jan. – June 2007	Jan. – June 2006	Jan. – June 2007	Jan. – June 2006
Continental Corporation	8,013.9	7,230.9	911.5 (11.4%)	722.0 (10.0%)
Automotive Systems	3,427.8	2,853.9	332.4 (9.7%)	316.8 (11.1%)
Passenger and Light Truck Tires	2,390.0	2,243.4	356.6 (14.9%)	211.9 (9.4%)
Commercial Vehicle Tires	706.4	719.7	58.3 (8.3%)	44.2 (6.1%)
ContiTech	1,561.0	1,475.3	189.5 (12.1%)	175.3 (11.9%)

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In the first half-year, raw material prices remained stable at a high level compared to the previous year. **EBIT** rose by 26.2% to €911.5 million (previous year: €722.0 million), and the return on sales to 11.4% (previous year: 10.0%). The automotive electronics business from Motorola contributed €7.4 million to EBIT. Before changes in the scope of consolidation and special effects, EBIT rose by €146.4 million or 19.2% to €909.8 million (previous year: €763.4 million). The adjusted return on sales amounts to 12.3% (previous year: 10.8%). The **net income attributable to the shareholders of the parent** increased 35.4% to €573.7 million (previous year: €423.6 million), with earnings per share higher at €3.91 (previous year: €2.90).

"At negative €15.5 million, the **free cash flow** in the first six months of 2007 improved significantly compared with the negative €342.7 million last year", said CFO Dr. Alan Hippe. "One significant factor was the contribution of €300.0 million to the Contractual Trust Arrangement (CTA) in Germany at the end of June 2006 and no comparable funding in 2007. Another positive contribution was provided by the EBIT, which was up €189.5 million over the figure for the same period of 2006." At €1,514.7 million, **net indebtedness** was €333.7 million higher than at year-end 2006 and €572.5 million higher than at June 30, 2006. This was attributable, among other things, to the acquisition of the automotive electronics business of Motorola and to further contributions to the CTA. The **gearing ratio** rose to 30.5% compared with the same period of 2006 (23.4%).

Compared with the first six months of 2006, **research and development expense** was up 22.9% to €389.2 million (previous year: €316.7 million), representing 4.9% of sales (previous year: 4.4%). A significant factor was the change in the scope of consolidation resulting from the acquisition of the Motorola automotive electronics business. In the first six months of 2007, €336.0 million (previous year: €362.1 million) was invested in property, plant, equipment and software, corresponding to a **capital investment ratio** of 4.2% (previous year: 5.0%). The capital expenditure ratio for the previous year was affected by the investments in the new tire plant in Camaçari, Brazil. At the end of the first six months of 2007, Continental's **employees** numbered 89,082, an increase of 3,858 compared with the end of 2006, due on the one hand to the first-time consolidation of Thermopol and, on the other hand, to growth-related additional requirements within the divisions.

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Sales of the **Automotive Systems division** rose in the first half of 2007 to €3,427.8 million, up 20.1% compared with the same period of 2006 (€2,853.9 million). The Motorola automotive electronics business contributed €558.7 million to sales. Before changes in the scope of consolidation and exchange rate effects, sales were up 2.7%. Automotive Systems increased its EBIT by 4.9% to €332.4 million (previous year: €316.8 million). The return on sales fell to 9.7% (previous year: 11.1%). The automotive electronics business from Motorola contributed €7.4 million to EBIT. Before changes in the scope of consolidation and special effects, EBIT was down by €7.3 million or 2.2% to €329.7 million (previous year: €337.0 million). The adjusted return on sales amounts to 11.5% (previous year: 11.8%). "Integration of the business acquired from Motorola is proceeding well, and we're on schedule", said Dr. Karl-Thomas Neumann, the Executive Board member in charge of the Automotive Systems division.

The **Passenger and Light Truck Tires division** increased sales in the first half of 2007 compared with the same period of 2006 by 6.5% to €2,390.0 million (previous year: €2,243.4 million). Before changes in the scope of consolidation and exchange rate effects, sales were up 8.4%. The division reported a 68.3% increase in EBIT to €356.6 million (previous year: €211.9 million). The return on sales rose to 14.9% (previous year: 9.4%). Before changes in the scope of consolidation and special effects from 2006, EBIT rose by €99.7 million or 38.8% to €356.6 million (previous year: €256.9 million). The adjusted return on sales amounts to 15.0% (previous year: 11.5%). "We have reinforced our upward trend in The Americas region, posting marked improvements in EBIT over the first half of 2006 in both the original equipment and replacement sectors. And this also applies to the adjusted figures", explained Dr. Alan Hippe, who is responsible for this business.

The **Commercial Vehicle Tires division** recorded a decline in sales in the first half of 2007 to €706.4 million, down 1.8% compared with the same period of 2006 (€719.7 million). Before changes in the scope of consolidation and exchange rate effects, sales increased by 11.3%. The division increased its EBIT to €58.3 million, up 31.9% (previous year: €44.2 million). The return on sales rose to 8.3% (previous year: 6.1%). Before changes in the scope of consolidation, EBIT rose by €25.8 million or 79.4% to €58.3 million (previous year: €32.5 million). The adjusted return on sales amounts to 8.3% (previous year: 5.0%).

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Sales by the **ContiTech division** increased in the first six months of 2007 to €1,561.0 million, up 5.8% compared with the same period of 2006 (€1,475.3 million). Before changes in the scope of consolidation and exchange rate effects, sales were up 8.4%. ContiTech raised EBIT by 8.1% to €189.5 million (previous year: €175.3 million). The return on sales increased to 12.1% (previous year: 11.9%). Before changes in the scope of consolidation and special effects, EBIT rose by €27.3 million or 16.7% to €190.5 million (previous year: €163.2 million). The adjusted return on sales amounts to 12.5% (previous year: 11.6%).

"Our figures for the first six months of 2007 underpin our forecast of topping last year's sales and earnings", said Wennemer.

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2006 the corporation realized sales of €14.9 billion. At present, it has a worldwide workforce of around 89,000.

Dr. Heimo Prokop
Director Corporate Communications
Continental AG
Vahrenwalder Straße 9
30165 Hanover, Germany
Ph.: +49 511 938-1485
Fax: +49 511 938-1055
E-mail: prkonzern@conti.de

Hannes Boekhoff
Head of Press
Continental AG
Vahrenwalder Straße 9
30165 Hanover
Ph.: +49 511 938-1278
Fax: +49 511 938-1055
E-mail: prkonzern@conti.de

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